FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of June 2026

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Extraordinary Report Pursuant to the Financial Instruments and Exchange Act

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 24, 2026	By:	/s/ Akito Bato
Akito Bato
Senior Managing Director

[Translation of the Extraordinary Report Filed with the Director General of the Kanto Finance Bureau on June 24, 2026]

1.	Reason for Submission

Given that Resolutions were adopted at the 122nd Annual General Meeting of Shareholders held on June 23, 2026, we hereby submit this Extraordinary Report under the provisions of Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Act of Japan and Article 19, Paragraph 2, Item 9-2, of the Cabinet Office Ordinance on Disclosure of Corporate Information.

2.	Matters Reported
(1)	Date on which meeting was held

June 23, 2026

(2)	Proposal acted upon

Proposal: Appointment of 11 Directors

Appointment of Koji Nagai, Kentaro Okuda, Yutaka Nakajima, Shoji Ogawa, Victor Chu, Patricia Mosser, Takahisa Takahara, Miyuki Ishiguro, Masahiro Ishizuka, Taku Oshima and Nellie Liang as directors.

(3)	Number of voting rights expressing an opinion for, against, or abstaining from, the proposal; requirements for the proposal to be approved; results of the resolutions

Proposal: Appointment of 11 Directors

	For	Against	Abstain	Result of the Resolutions
Proposal				Approval Ratio (%)	Approved/Rejected
Koji Nagai	21,617,905	586,231	30	97.1%	Approved
Kentaro Okuda	21,614,679	589,456	30	97.1%	Approved
Yutaka Nakajima	21,655,047	549,083	30	97.3%	Approved
Shoji Ogawa	20,928,870	1,275,255	30	94.0%	Approved
Victor Chu	21,798,707	405,430	30	97.9%	Approved
Patricia Mosser	21,834,297	369,840	30	98.1%	Approved
Takahisa Takahara	20,116,331	2,087,793	30	90.4%	Approved
Miyuki Ishiguro	21,591,316	612,814	30	97.0%	Approved
Masahiro Ishizuka	21,787,473	416,652	30	97.9%	Approved
Taku Oshima	21,099,373	1,094,405	10,376	94.8%	Approved
Nellie Liang	21,828,825	375,287	30	98.1%	Approved

Notes:

1.	The requirement for each resolution to be approved is as follows:

A vote in favor by a simple majority of the voting rights held by the shareholders present at a meeting attended by shareholders entitled to exercise voting rights holding in aggregate 1/3 or more of the total voting rights.

2.	The method for calculating the approval ratio is as follows:

This is the ratio of the total number of votes in favor exercised in advance by the day prior to the meeting and those exercised by the shareholders present at the meeting that the Company was able to confirm an opinion for, to the total number of voting rights of the shareholders present at the meeting (the portion of the voting rights that were exercised in advance by the day prior to the meeting, as well as those held by the shareholders present at the meeting).

(4)

The reason why a part of the voting rights expressing an opinion for, against, or abstaining from, the proposal that were exercised by shareholders present at the meeting were not included in the calculation:

By calculating the total number of voting rights exercised in advance by the day prior to the meeting and those exercised by the shareholders present at the meeting that the Company was able to confirm an opinion for or against the proposal, it was evident that, in conformance with the Companies Act, the requirement for the proposal to be approved had been satisfied and the resolutions were duly adopted. Therefore, the number of voting rights held by the shareholders present at the meeting that the Company was not able to confirm an opinion for, against, or abstaining from the proposals was not included in the calculation.

End.